Exhibit 12.1

Advaxis, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Years Ended October 31,					Nine Months Ended July 31,
	2017	2016	2015	2014	2013	2018
Fixed Charges:
Interest expense	$—	$—	$—	$—	$1.0	$—
Interest expense on portion of rent expense representative of interest	—	—	—	—	—	—

Total Fixed Charges	$—	$—	$—	$—	$1.0	$—

Earnings (loss):
Pre-tax income (loss) from continuing operations	$(97.8)	$(76.1)	$(48.6)	$(18.9)	$(18.9)	$(47.8)
Fixed charges per above	—	—	—	—	1.0	—

Total earnings (loss)	$(97.8)	$(76.1)	$(48.6)	$(18.9)	$(17.9)	$(47.8)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	$(97.8)	$(76.1)	$(48.6)	$(18.9)	$(17.9)	$(47.8)

Preferred share dividend requirements	$—	$—	$—	$—	$—	$—
Total combined fixed charges and preferred share dividends	$—	$—	$—	$—	$1.0	$—

Ratios of earnings to combined fixed charges and preferred share dividends	N/A	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges and preferred share dividend requirements	$(97.8)	(76.1)	$(48.6)	$(18.9)	$(18.9)	$(47.8)